06009220

AB 6/23 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Services USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1000 Harbor Boulevard
(No. and Street)

Weehawken	New Jersey	07086
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E.L. Alvey **516-745-8858**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 3 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying statement of financial condition pertaining to UBS Services USA LLC at and for the year ended December 31, 2005, is true and correct.

(Name) Diane Frimmel
(Title) Chief Operations Officer, and
Executive Vice President
UBS Services USA LLC

(Name) Robert Chersi
(Title) Chief Financial Officer, and
Executive Vice President
UBS Services USA LLC

STATE OF NEW JERSEY

Sworn to before me this
28th day of February 2006

MICHELLE ARROYO
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES OCT. 21, 2008
LIC. #2218971

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying statement of financial condition pertaining to UBS Services USA LLC at and for the year ended December 31, 2005, is true and correct.

(Name) Diane Frimmel
(Title) Chief Operations Officer, and
Executive Vice President
UBS Services USA LLC

(Name) Robert Chersi
(Title) Chief Financial Officer, and
Executive Vice President
UBS Services USA LLC

STATE OF NEW JERSEY

Sworn to before me this
28th day of February 2006

MICHELLE ARROYO
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES OCT. 21, 2008
LIC. #2218971

STATEMENT OF FINANCIAL CONDITION

UBS Services USA LLC
(a subsidiary of UBS Americas Inc.)

December 31, 2005
with Report of Independent Registered Public Accounting Firm

UBS Services USA LLC

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
UBS Services USA LLC

We have audited the accompanying statement of financial condition of UBS Services USA LLC (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 24, 2006

UBS Services USA LLC
Statement of Financial Condition
December 31, 2005
(in thousands of dollars)

Assets		
Cash and cash equivalents	$	54,858
Receivable from affiliated companies		21,866
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $65,374)		27,258
Prepaid expenses		3,850
Other assets		1,069
	$	108,901
Liabilities and member's equity		
Payable to affiliated companies	$	1,578
Subordinated liabilities		45,000
Member's equity		62,323
	$	108,901

See Notes to Financial Statements.

UBS Services USA LLC
Notes to Statement of Financial Condition
December 31, 2005
(in thousands of dollars)

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
UBS Services USA LLC ("UBSS" or the "Company") is a limited liability company ("LLC") and a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). UBSS has material transactions with its affiliates.

UBSS provides personnel and facilities to assist UBS Americas and its affiliates with certain administrative and support functions. UBSS does not engage in securities transactions, provide clearance facilities or maintain customer accounts.

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Depreciation and Amortization
The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash and cash equivalents are carried at cost plus accrued interest, which approximates fair value. At December 31, 2005, cash and cash equivalents included investment grade commercial paper of one financial institution in the amount of $54,858.

Income Taxes
Income taxes of UBSS, a single member LLC, are the responsibility of and are booked by the sole member of UBSS, UBS Americas.

Financial Instruments
UBSS's other financial instruments are carried at amounts approximating fair value. Liabilities, including certain payables and subordinated liabilities, are carried at fair value or contractual amounts approximating fair value.

Prepaid Expense
The Company pays certain costs in advance of service as required by various contracts or agreements. Prepaid assets are amortized over the life of the service.

(in thousands of dollars)

1. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) is a revision of SFAS 123, Accounting for Stock-Based Compensation and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. SFAS 123(R) is effective for interim or annual reporting periods beginning after June 15, 2005 with earlier application permitted. The Company adopted SFAS 123(R) effective January 1, 2005 using the modified prospective method. Further information regarding the adoption of SFAS 123(R) can be found in Note (7).

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which supersedes APB Opinion 20, and SFAS 3, which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle as well as the changes required by an accounting pronouncement that does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a material effect on the Company's statement of financial condition.

2. Related Party Transactions

UBS Financial Services Inc. ("UBSFSI"), a wholly owned subsidiary of UBS Americas and an affiliate of UBSS, has an agreement with UBSS, whereby UBSS provides certain administrative and support services to UBSFSI in exchange for a fee.

Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various noncancelable operating lease agreements on the Company's behalf.

3. Subordinated Liabilities

Under the terms of the Junior Subordinated Revolving Credit Agreement between UBSS and UBS Americas, UBS Americas has agreed to make revolving credit loans to UBSS up to a maximum of $50,000, from time to time, until March 26, 2013. In addition, each loan shall be evidenced by a Junior Subordinated Promissory Note bearing interest at LIBOR, and payable quarterly. At December 31, 2005, there was $45,000 outstanding, which is due March 26, 2014.

The loan is subordinated to claims of general creditors, is covered by an agreement approved by the New York Stock Exchange, Inc. ("NYSE") and is included by UBSS for purposes of computing net capital under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule and Rule 326 of the NYSE. To the extent that such borrowings are required for UBSS's continued compliance with minimum net capital requirements, they may not be repaid.

4. Risk Management

Operational risk focuses on UBSS's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, UBSS has established and maintains an operational risk framework which incorporates various control mechanisms. The framework involves various oversight functions, such as Risk, Audit, Accounting, Controllers, Legal and Compliance. Certain of these functions are performed by affiliates on the Company's behalf.

(in thousands of dollars)

5. Commitments and Contingencies

Leases

UBSS leases office space and equipment under noncancelable operating lease agreements which expire at various dates through 2023. At December 31, 2005, the aggregate minimum future rental payments required by operating leases with initial or remaining lease terms exceeding one year were as follows:

2006	$	31,086
2007		31,086
2008		31,086
2009		31,086
2010		31,086
Thereafter		102,573
	$	258,003

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

6. Regulatory Requirements

UBSS is subject to the SEC Uniform Net Capital Rule and the NYSE Growth and Business Reduction capital requirements. UBSS has elected to compute its net capital under the alternative method of this Rule. The minimum net capital requirement for UBSS is $250. At December 31, 2005, UBSS's net capital was $53,280 and its net capital in excess of the minimum required was $53,030.

Advances to UBS Americas and its affiliates, repayment of subordinated liabilities, distribution payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and NYSE.

7. Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock, Option and Award Plans which provide for the granting of restricted stock, nonqualified stock options, cash and other stock based awards.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan ("EOP"). These awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level and are expensed up front in the performance year. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards generally contain restrictions on sale or transfer lapsing over three or ten years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor.

Effective January 1, 2005, the Company adopted the provisions of SFAS 123(R) using the modified prospective method. Under this method, compensation costs for the portion of awards for which the service period has not been rendered that are outstanding (unvested) as of the effective date shall be recognized as the service is rendered on or after the effective date. However, as a number of UBS share award plans contain clauses which permit the employee to voluntarily terminate employment and continue to vest in their awards provided they do not join a competitor, the Company recognizes these costs in the year of performance. For all other plans where the aforementioned clause does not exist, the Company determines the fair value of share and option awards on the date of grant, and are expensed over the vesting period. Prior periods were not restated, in accordance with the provision of SFAS 123(R).

With respect to the fair value of option awards, the Company uses a mix of implied and historic volatility instead of solely historic volatility and specific employee behavior patterns based on statistical data instead of a single expected life input.

(in thousands of dollars)

7. Employee Incentive Awards (continued)

The fair value of options granted during 2005 was determined using the following assumptions:

Awards	Weighted Average	Range Low	Range High
Expected volatility (%)	23.36	15.21	27.21
Risk free interest rate (%)	4.11	1.91	4.63
Expected dividend	3.77	2.43	8.24
Strike price	88.21	78.49	96.52
Share price	86.79	78.49	96.52

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercised during the lifetime, and gain and time dependent exercise behavior.

8. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the "Plan") of UBSFSI, which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.